Exhibit 99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operation

General

The following discussion and analysis provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read together with our condensed consolidated interim financial statements and the notes to the financial statements, which are included in this Report of Foreign Private Issuer on Form 6-K. This information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 9, 2018, including the consolidated annual financial statements as of December 31, 2017 and their accompanying notes included therein.

This Report of Foreign Private Issuer on Form 6-K of Intec Pharma Ltd. contains forward looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this Report of Foreign Private Issuer on Form 6-K are made as of the date of this Report of Foreign Private Issuer on Form 6-K, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: our limited operating history and history of operating losses, our ability to continue as a going concern, our ability to obtain additional financing, our ability to successfully operate our business or execute our business plan, the timing and cost of our clinical trials, the completion and receiving favorable results in our clinical trials, our ability to obtain and maintain regulatory approval of our product candidates, our ability to protect and maintain our intellectual property and licensing arrangements, our ability to develop, manufacture and commercialize our product candidates, the risk of product liability claims, the availability of reimbursement, and the influence of extensive and costly government regulation. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in our most recent Annual Report on Form 20-F filed with the SEC on March 9, 2018, and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

All references to “we,” “us,” “our,” “Intec”, “the Company” and “our Company” in this Report of Foreign Private Issuer on Form 6-K are to Intec Pharma Ltd. and its U.S. subsidiary Intec Pharma Inc., unless the context otherwise requires.

Overview

We are a clinical stage biopharmaceutical company focused on developing drugs based on our proprietary Accordion Pill platform technology, which we refer to as the Accordion Pill. Our Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention, or GR, and specific release mechanism. Our product pipeline currently includes several product candidates in various clinical trial stages. Our leading product candidate, Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, is being developed for the indication of treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients.

We have successfully completed a Phase II clinical trial for AP-CD/LD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients and have agreed with the U.S. Food and Drug Administration, or the FDA, on the remaining clinical development program for AP-CD/LD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, including the main principles of the single required pivotal Phase III clinical trial in advanced Parkinson’s disease patients. We have enrolled more than 400 patients to date in the ACCORDANCE study, the pivotal Phase III clinical trial for AP-CD/LD, and as we near completion of global enrollment we expect to report topline results in mid-2019.

In our correspondence with the FDA, the FDA previously agreed that an acceptable regulatory pathway for AP-CD/LD would be to file a new drug application, or NDA, pursuant to Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or FDCA, which is a streamlined approval pathway that may accelerate the time to commercialize and decrease the costs of FDA approval for AP-CD/LD, as compared to those typically associated with a new chemical entity.

In addition, we have initiated a clinical development program for our Accordion Pill platform with the two primary cannabinoids contained in cannabis sativa, cannabidiol, or CBD, and 9-tetrahydrocannabinol, or THC, both individually and combined, which we refer to as AP-Cannabinoids. We are formulating and testing CBD and THC for the treatment of various indications, including low back pain, neuropathic pain and fibromyalgia. AP-Cannabinoids are designed to extend the absorption phase of CBD and THC, resulting in more consistent levels for an improved therapeutic effect, which may address several major drawbacks of current methods of treatments, such as short duration of effect, delayed onset, variability of exposure, variability of the administered dose and adverse events that correlate with peak levels.

In August 2017, we announced the results of a Phase I clinical trial that compared the safety, tolerability and pharmacokinetic (PK) of AP-CBD/THC with Sativex®. This Phase I trial was a single-center, single-dose, randomized, three-way crossover study in Israel to compare the safety, tolerability and PK of two formulations of AP-CBD/THC with Buccal Sativex® in 21 normal, healthy volunteers. The results showed that patients in the AP-CBD/THC arm demonstrated significant improvements in exposure to CBD (290% to 330%) and THC (25% to 50%) compared with Sativex®. The median time to peak concentration was 2-3 times longer than Sativex and absorption was significantly higher. Additionally, the formation of THC metabolites was meaningfully reduced, and the drug was found to be safe and well-tolerated with no serious adverse events reported. Sativex® is an oral buccal spray containing CBD and THC that is commercially available outside the United States. Following the Phase I clinical trial, we evaluated the program and decided as a next step to develop two new Accordion Pills containing only the individual cannabinoid components, namely CBD and THC. A Phase I PK study with AP-THC is planned to be initiated in the second half of 2018. We believe that exploring the individual components will provide additional indications to pursue.

In March 2018, we entered into a Term Sheet for Manufacturing Services with LTS Lohmann Therapie-Systeme AG, or LTS, for the manufacture of AP-CD/LD. Under the term sheet, LTS will exclusively manufacture and supply us with AP-CD/LD capsules using our proprietary Accordion Pill production technology in LTS’ manufacturing facility in Andernach, Germany upon the completion of assembly of the production line and subject to the execution and terms of a manufacturing and supply agreement to be negotiated and entered into between us and LTS.

Under the terms of the term sheet, we will bear the costs incurred by LTS to acquire the production equipment for AP-CD/LD; however, such amount will later be reimbursed to us by LTS in the form of a reduction in the purchase price of the product. The term sheet contains several termination rights which are expected to be included in a definitive manufacturing and supply agreement, including, among others, in the cases of breach by either party, as well as our right to terminate in the case of change of control of LTS or us, and in the event, we decide to halt the development of AP-CD/LD.

Basis of Presentation

Our condensed consolidated interim financial statements as of June 30, 2018 and for the three and six months then ended, or the condensed consolidated interim financial statements, have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements, which are unaudited, do not include all disclosures necessary for a complete statement of financial position, results of operations, and cash flow in conformity with International Financial Reporting Standards, or IFRS. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2017 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS as published by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison of Three and Six Months Ended June 30, 2018 and 2017

Research and Development Expenses, Net

Our research and development expenses, net, for the three-month period ended June 30, 2018 amounted to approximately $8.4 million, an increase of $2.8 million, or approximately 50%, compared to approximately $5.6 million in the comparable period in the preceding year. Our research and development expenses, net, for the six-month period ended June 30, 2018 amounted to approximately $17.3 million, an increase of $7.8 million, or approximately 82%, compared to approximately $9.5 million in the comparable period in the preceding year. The increase in both periods was primarily due to an increase in expenses related to the progression of the ACCORDANCE study, our Phase III clinical trial for AP-CD/LD, expenses related to the establishment of the commercial scale production capabilities for AP-CD/LD, share based compensation to employees and payroll and related expenses, mostly due to an increase in headcount.

General and Administrative Expenses

Our general and administrative expenses for the three-month period ended June 30, 2018 amounted to approximately $2.2 million, an increase of $1.1 million, or approximately 100%, compared to approximately $1.1 million in the comparable period in the preceding year. Our general and administrative expenses for the six-month period ended June 30, 2018 amounted to approximately $4.1 million, an increase of $2.0 million, or approximately 95%, compared to approximately $2.1 million in the comparable period in the preceding year. The increase in both periods was primarily due to the increase in share-based compensation to employees and payroll and related expenses primarily related to the hiring of personnel in the United States, professional services and expenses related to investor relations activities.

Financial Income (Expenses), Net

Our financial expenses, net for the three-month period ended June 30, 2018 amounted to approximately $211,000 compared to financial income, net of $100,000 recorded in the comparable period in the preceding year. Our financial expenses, net for the six-month period ended June 30, 2018 amounted to approximately $14,000 compared to financial income, net of $248,000 recorded in the comparable period in the preceding year. The financial expense, net for the three and six-month period ended June 30, 2018 resulted primarily from foreign currency exchange expenses offset by income from interest on cash equivalents.

Loss and Comprehensive Loss

Our loss and comprehensive loss for the three-month period ended June 30, 2018 was approximately $11.0 million, an increase of $4.5 million, or approximately 69%, compared to approximately $6.5 million in the comparable period in the preceding year. Our loss and comprehensive loss for the six-month period ended June 30, 2018 was approximately $21.8 million, an increase of $10.6 million, or approximately 95%, compared to approximately $11.2 million in the comparable period in the preceding year. The increase in both periods was mainly due to an increase in research and development expenses and general and administrative expenses as detailed above.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings (in Israel and in the United States) of our equity securities, grants from the Israeli Innovation Authority (IIA) and grants from other organizations such as the Michael J. Fox Foundation, as well as payments received under feasibility and related agreements that we have entered into with multinational pharmaceutical companies, pursuant to which we have historically been entitled to full coverage of our development costs with regard to the projects specified in those agreements.

As of June 30, 2018, we had cash and cash equivalents and financial assets at fair value through profit or loss of approximately $66.2 million. As of December 31, 2017, we had cash and cash equivalents and financial assets at fair value through profit or loss of approximately $55.2 million. During the six-month period ended June 30, 2018, we used approximately $24.3 million in operating and investing activities, primarily for the ACCORDANCE study, the construction of a commercial-scale Accordion Pill production line and repayment of the IIA grants, which was offset by a public offering with net proceeds of approximately $35.0 million.

Net cash used in operating activities was approximately $19.9 million for the six-month period ended June 30, 2018 compared with net cash used in operating activities of approximately $8.5 million for the six-month period ended June 30, 2017. This increase resulted primarily from an increase in our loss and comprehensive loss of approximately $10.6 million.

We had negative cash flow from investing activities of approximately $4.4 million for the six-month period ended June 30, 2018 compared to negative cash flow from investing activities of approximately $1.4 million for the six-month period ended June 30, 2017. This increase resulted primarily from an increase in purchase of property and equipment in the amount of approximately $1.0 million and recognition of a non-current other assets in the amount of approximately $1.7 million.

Net cash provided by financing activities was approximately $35.0 for the six-month period ended June 30, 2018 compared with net cash provided in financing activities of approximately $9.5 million for the six-month period ended June 30, 2017. The principal source of the cash provided by financing activities during the six months ended June 30, 2018, was the funds received from our April 2018 public offering of ordinary shares that resulted in net proceeds of approximately $35.0 million. The principal source of the cash provided by financing activities during the six months ended June 30, 2017, was the funds received from our March 2017 private placement of ordinary shares that resulted in net proceeds of approximately $9.5 million.

Current Outlook

We estimate that our current cash resources will allow us to complete our Phase III clinical trial for AP-CD/LD. We believe however, that further fund raising will be required in order to complete the research and development of all of our product candidates, including the manufacturing activities of the AP-CD/LD in the foreseeable future. As a result, there is substantial doubt about our ability to continue as a going concern. We expect to satisfy our future cash needs through submissions of applications for grants from private funds, license agreements with third parties and capital raising from the public, private investors and institutional investors, such as through the public offering of ordinary shares that we completed in April 2018. We may also engage with a partner in order to share the costs associated with the development and manufacturing of our product candidates. For more information see note 1a(2) in our condensed consolidated interim financial statements as of June 30, 2018.

Foreign Private Issuer Status

As of June 30, 2018, the last business day of our second quarter, we determined that we no longer qualify as a foreign private issuer. Effective January 1, 2019, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects, and which must be filed more promptly, than the forms available to a foreign private issuer. In addition, we will be required to comply with U.S. proxy requirements and Regulation FD (Fair Disclosure) and our officers, directors and principal shareholders will become subject to the beneficial ownership reporting and short-swing profit recovery requirements in Section 16 of the Securities Exchange Act of 1934, as amended. We will also no longer be eligible to rely upon exemptions from corporate governance requirements that are available to foreign private issuers or to benefit from other accommodations for foreign private issuers under the rules of the SEC or the Nasdaq, which would involve additional costs. Our next Annual Report for the year ending December 31, 2018 will be filed as a domestic issuer, on Form 10-K. The consolidated financial statements included on Form 10-K will be presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP) with such change being applied retrospectively.